UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

MARCHEX, INC.

(Name of Subject Company (Issuer))

Marchex, Inc.

Edenbrook Capital, LLC

Edenbrook Long Only Value Fund, LP

Edenbrook Value Fund, LP

Jonathan Brolin

(Name of Filing Persons (Offerors))

Class B common stock, par value $0.01 per share

(Title of Class of Securities)

56624R108

(CUSIP Number of Class of Securities)

Michelle Paterniti

General Counsel

Marchex, Inc.

520 Pike Street, Suite 2000

Seattle, Washington 98101

(206) 331-3300

and

Jonathan Brolin

Edenbrook Capital, LLC

116 Radio Circle

Mount Kisco, NY 10549

(914) 239-3117

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Andrew Ledbetter

DLA Piper LLP (US)

Seattle, WA 98104

United States

(206) 839-4845

and

F. Xavier Kowalski

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2549

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$21,500,000	$2,790.70

*

Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of a maximum of 10,000,000 shares of Class B common stock, par value $0.01 per share, of the Issuer at the maximum tender offer price of $2.15 per share.

**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) and Rule 1-11(d) of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #1 for Fiscal Year 2020 equals $129.80 per $1,000,000 of the aggregate value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,790.70	Filing Party: Marchex, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 31, 2020 and September 23, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the statement on Schedule 13D initially filed on May 24, 2016 by Jonathan Brolin and Edenbrook Capital, LLC, as amended prior to the date hereof.

CUSIP No. 56624R108

1	NAME OF REPORTING PERSON Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,036,796
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,036,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,036,796
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.36%
14	TYPE OF REPORTING PERSON IA,OO

CUSIP No. 56624R108

1	NAME OF REPORTING PERSON Edenbrook Long Only Value Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,748,533
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,748,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,748,533
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.67%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 56624R108

1	NAME OF REPORTING PERSON Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,036,796
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,036,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,036,796
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.36%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 2 (this “Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2020, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on September 23, 2020 (the “Schedule TO”), and relates to the combined offer by Marchex, Inc., a Delaware corporation (the “Company”), Edenbrook Long Only Value Fund, LP, a Delaware limited partnership, and Edenbrook Value Fund, LP, a New York limited partnership, each of which are managed by Edenbrook Capital, LLC, a New York limited liability company (“Edenbrook Capital” and, together with Edenbrook Long Only Value Fund, LP and Edenbrook Value Fund, LP, “Edenbrook”, and together with the Company, “we,” or “us”) to purchase up to 10,000,000 shares of Class B common stock, par value $0.01 per share of the Company (the “common stock”) in the aggregate, at a price of $2.15 per share, net to the seller in cash, less any applicable tax withholding and without interest (the “Purchase Price”), upon the terms and subject to the conditions set forth in the Amended and

Restated Offer to Purchase, dated September 23, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which together with the Offer to Purchase collectively constitute the “Offer”), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on September 23, 2020. This Amendment is the final amendment and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4).

Item 11.

Item 11 is hereby amended and supplemented as follows:

1. The Offer expired at 11:59 p.m., New York time, on October 7, 2020.

2. 10,552,160 shares of common stock were validly tendered and not withdrawn prior to the expiration of the Offer. Because the Offer was oversubscribed, we will purchase a pro rata portion of the shares of common stock tendered by each stockholder.

3. The Company and Edenbrook will accept for payment up to 10,000,000 shares properly tendered and not properly withdrawn at a price of $2.15 per share, for a total purchase price of approximately $21.5 million in the aggregate. Of the shares accepted for payment, the Company severally, and not jointly, will accept for payment 5,000,000 shares for a total purchase price of approximately $10.8 million, and Edenbrook severally, and not jointly, will accept for payment 5,000,000 shares for a total purchase price of approximately $10.8 million. The shares to be accepted for payment by the Company and Edenbrook represent in the aggregate approximately 25.1% of the Company’s common stock issued and outstanding prior to consummation of the Offer.

The press release announcing the results of the Offer is attached hereto as Exhibit (a)(1)(H) and is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARCHEX, INC.

By:	/s/ MICHAEL A. ARENDS
	Name:	Michael A. Arends
	Title:	Co-CEO and Chief Financial Officer (Principal Executive Officer for SEC reporting purposes, Principal Financial Officer and Principal Accounting Officer)

EDENBROOK CAPITAL, LLC

By:	/s/ JONATHAN BROLIN
	Name:	Jonathan Brolin
	Title:	Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP

BY:	Edenbrook Capital Partners, LLC

By:	/s/ JONATHAN BROLIN
	Name:	Jonathan Brolin
	Title:	Managing Member

EDENBROOK VALUE FUND, LP

BY:	Edenbrook Capital Partners, LLC

/s/ JONATHAN BROLIN
	Name:	Jonathan Brolin
	Title:	Managing Member

/s/ JONATHAN BROLIN
	Name:	Jonathan Brolin

Dated: October 8, 2020

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)**	Amended and Restated Offer to Purchase, dated September 23, 2020.

(a)(1)(B)**	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)**	Form of Notice of Guaranteed Delivery.

(a)(1)(D)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)**	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)**	Joint press release issued by Edenbrook and the Company, dated August 31, 2020.

(a)(1)(G)**	Joint press release issued by Edenbrook and the Company, dated September 23, 2020.

(a)(1)(H)*	Joint press release issued by Edenbrook and the Company, dated October 8, 2020.

(b)	Not applicable.

(d)(1)**	Tender Offer Agreement by and between Edenbrook and the Company, dated August 31, 2020.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith
**	Previously filed